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W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com
1401 New York Avenue NW, Suite 500 | Washington, DC 20005 | T +1 202 312 3320 | F +1 202 312 3322

August 24, 2022

Ms. Jessica Livingston Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:
Teucrium Commodity Trust
Amendment No. 4 to
Registration Statement on Form S-1
Filed July 20, 2022
File No. 333-256339

Dear Ms. Livingston:

On behalf of the sponsor, Teucrium Trading LLC (the “Sponsor”), and the Hashdex Bitcoin Futures Fund (the “Fund”), a series of the Teucrium Commodity Trust (the “Trust”), we are responding to your comments dated August 11, 2022 in regard to the Fund’s amended registration statement on Form S-1 filed on July 20, 2022 (the “Registration Statement”). All capitalized terms not defined herein shall have the meaning assigned to them in the Registration Statement.

Please note that the page numbers in the Staff's comments may no longer apply due to the deletion or addition of disclosure. Accordingly, we have included new page numbers in our responses corresponding to the newly revised disclosure. For convenience, each of the Staff’s comments are restated below, with the response following.

Pre-Effective Amendment No. 4 to Form S-1 Filed July 20, 2022

General

1.
Comment:                    We note your cover page disclosure that the Trustee will transfer sponsorship of the Fund to Toroso Investments, LLC, who will organize a New Fund as a series of a New Trust to which the assets of the Fund will be transferred. Please revise to clarify the reasons Teucrium has chosen to enter into the Tosoro transaction and to disclose whether shareholders will vote on the transaction, whether the transaction will be registered under the Securities Act or will it be exempt from registration, whether the transaction will require an amendment to your existing listing standards, and all other regulatory approvals required.

Response:
The referenced cover page disclosure has been revised to describe the reasons that Teucrium has chosen to enter into the Toroso transaction and whether shareholders will vote on the transaction. With respect to whether the transaction will be registered under the Securities Act or will it be exempt from registration, whether the transaction will require an amendment to the Fund's existing listing standards and what other regulatory approvals will be required, the Support Agreement simply provides that the formalization of the respective roles of the Parties with respect to the New Fund will be made in the format and at a time mutually agreed, taking into account the operations of the New Fund and any applicable regulatory requirements. Until such time as the transaction has been definitively structured, a definitive legal analysis of the Staff's questions is not possible. However, to ensure that Fund shareholders have relevant information in this regard, the cover page disclosure has been revised to indicate that the transaction is not expected to materially modify the rights of Fund shareholders.

The referenced Cover Page disclosure has been revised as follows:

The Marketing Agents, Digital Asset Advisor and Sponsor have entered into an agreement (the “Support Agreement”) that sets forth the terms and conditions applicable to the launch, marketing, promotion, development, and ongoing operation of the Fund, as well the respective rights in profits and obligations for expenses. Additionally, the Parties believe that it would further certain of their long-term business goals to transfer sponsorship of the Fund from the Sponsor to Toroso. Accordingly, the Support Agreement provides that the Parties expect that Toroso will use commercially reasonable efforts to organize a new Delaware statutory trust (the “New Trust”) and a new series thereof (the “New Fund”) and enter into an agreement pursuant to which, among other things, the assets of the Fund will be transferred to the New Fund as a series of the New Trust. The Trust's Declaration of Trust permits the Sponsor, without a Shareholder vote, to transfer the assets of the Fund to the New Fund. The transfer is not expected to materially modify the rights of Fund shareholders. There is no timeline for this transaction.

Cover Page

2.
Comment:                    We have reviewed your response to comment 3. Please disclose on the cover page and in Plan of Distribution that the initial Authorized Purchaser is an underwriter.

Response:
The cover page of the Registration Statement and the Plan of Distribution have been revised to disclose that the initial Authorized Purchaser is an underwriter.

3.
Comment:                    Refer to the statement in the first paragraph: “[U]nder its current investment objective (which may be changed under certain circumstances, see “The Fund’s Investment Strategies” on page 8), the Fund will not hold, purchase, or otherwise own any bitcoin. Purchasing Shares of the Fund is not a direct investment in bitcoin.” Please revise to eliminate the parenthetical or advise regarding your plans to hold bitcoin or provide a direct investment in bitcoin.

Response:
The referenced parenthetical has been deleted.

4.
Comment:                     Refer to the blank offering termination date in the tenth paragraph. Please update the termination date or advise.

Response:
Rule 415 under the Securities Act provides that continuous offerings of securities may be offered and sold under a registration statement if not more than three years have elapsed since the initial effective date of the registration statement. Accordingly, this information will be populated in a definitive prospectus filed after the Registration Statement has been declared effective.

5.
Comment:                    Please revise to expand your disclosure that purchasing Shares of the Fund “is not a direct investment in bitcoin” to state clearly that the investment is subject to the risks of bitcoin as well as the additional risks of investing in the Fund.”

Response:
The Registration Statement has been revised to state that the investment is subject to the risks of bitcoin as well as the additional risks of investing in the Fund.

Prospectus Summary

The Fund’s Investment Strategies, page 8

6.
Comment:                    Refer to your disclosure here and elsewhere that “the Fund, in its sole discretion and without Shareholder approval or advance notice, may change its investment objective, Benchmark, or investment strategies.” Please revise your disclosures on Fund changes throughout to highlight that shareholders of the Fund will not have any rights with respect to any such changes.

Response:
The Registration Statement has been revised throughout to state that shareholders of the Fund will not have any rights with respect to changes to the investment objective, Benchmark or investment strategies.

7.
Comment:                    We note your disclosure that the market for Bitcoin Component Futures Contracts were in contango 89% of the time since January 2019. Please revise your disclosures throughout to provide this statistic whenever you discuss futures market conditions.

Response:
The Registration Statement has been revised to state when discussing market conditions that Bitcoin Futures Contracts were in contango 90% of the time for the period from 1/1/2019 to 6/30/2022.

The Fund’s Operating Risks

The Fund is not a registered investment company, page 26

8.
Comment:                     Refer to your response to comment 21. Please briefly describe the following 1940 Act protections not available to investors in this offering: provisions prohibiting the suspension of redemptions (except under limited circumstances), limiting leverage, and imposing a fiduciary duty on fund managers with respect to receipt of compensation for services.

Response:
The disclosure has been revised as follows:

The Fund is not an investment company subject to the Investment Company Act of 1940. Accordingly, you do not have the protections expressly provided by that statute, including provisions preventing Fund insiders from managing the Fund to their benefit and to the detriment of Fund Shareholders; provisions preventing the Fund from issuing securities having inequitable or discriminatory provisions; provisions preventing Fund management by irresponsible persons; provisions preventing the use of unsound or misleading methods of computing Fund earnings and asset value; provisions prohibiting suspension of redemptions (except under limited circumstances); provisions limiting fund leverage; provisions imposing a fiduciary duty on fund managers with respect to receipt of compensation for services; and provisions preventing changes in the Fund's character without the consent of Fund Shareholders.

What Are the Risk Factors Involved with an Investment in the Fund

Sponsoring the Fund will be the Sponsor's first experience in the crypto asset markets, page 31

9.
Comment:                    Refer to your response to comment 14. Please revise the new risk factor to clarify the specific risks to investors of the Sponsor, despite the Support Agreement, not having requisite marketing knowledge to grow the Fund or maintain a viable size.

Response:
The following disclosure has been added to the noted risk factor: “To the extent that the Fund does not grow to or maintain a viable size, it may be liquidated, and the expenses, timing and tax consequences of such liquidation may not be favorable to some Shareholders.”

Futures Contracts

Bitcoin Futures Contracts, page 42

10.
Comment:                    Refer to your response to comment 27. Please revise to explain how the identified bitcoin exchanges are selected and to describe in greater detail how the CME CF Bitcoin Reference Rate is calculated, including how the collected purchase and sale transactions are used and whether all transactions during the calculation window are collected. Please also revise to include a table quantifying the average daily trading volume of the constituent exchanges included in the reference rate.

Response:
The following disclosure has been added:

The CME selects constituent exchanges for the BRR on the basis of the following criteria, which each exchange must demonstrate that it continues to fulfil on an ongoing basis:

●
The exchange has policies to ensure fair and transparent market conditions at all times and has processes in place to identify and impede illegal, unfair or manipulative trading practices.

●
The exchange does not impose undue barriers to entry or restrictions on market participants, and utilizing the venue does not expose market participants to undue credit risk, operational risk, legal risk or other risks.

●
The exchange complies with applicable law and regulation, including, but not limited to capital markets regulations, money transmission regulations, client money custody regulations, know-your-client (KYC) regulations and anti-money-laundering (AML) regulations.

●
The exchange cooperates with inquiries and investigations of regulators and the administrator upon request and has executed data sharing agreements with the CME.

                        Should the average daily contribution of a constituent exchange fall below 3%, then the continued inclusion of the venue as a constituent exchange is assessed.

                        Qualifying transactions from the constituent exchanges that take place during the one-hour calculation window are added to a list, with the trade price and size for each transaction recorded. The one-hour calculation is partitioned into twelve intervals of five minutes each, and for each partition, the volume-weighted median trade price is calculated from the trade prices and sizes of relevant transactions. (A volume-weighted median differs  from a standard median in that a weighting factor, in this case trade size, is factored into the calculation.) The BRR is the equally-weighted average of the volume-weighted medians of all twelve partitions.

                        We reviewed the websites for the constituent exchanges for information about average daily trading volume. Only two constituent exchanges published average trading volume, and those two ranged from 3.9 billion (Bitstamp 7-day average bitcoin trading volume) to 31.2 billion (Coinbase 1 day average bitcoin trading volume). We were not able to locate any other publishers of average bitcoin trading volume for the constituent exchanges. Given the lack of accurate, verifiable average bitcoin trading volume, the Registrant does not believe it has a reliable basis for publishing the requested data. The Registrant also believes that most investors would not find such data to be material. In accordance with Rule 409 under the Securities Act of 1933, the Registrant hereby states that unreasonable effort and expenses would be involved in contacting each of the constituent and trying to obtain this data. For these reasons, the Registrant declines to include the requested information in the Registration Statement.

The Offering

Plan of Distribution, page 50

11.
Comment:                    Please revise to clarify whether there is any hierarchy among the Authorized Purchasers or whether they are on equal footing with respect to their creation or redemption transactions with the Fund.

Response:
The Sponsor confirms that there is no hierarchy among the Authorized Purchasers, with creation or redemption orders processed in the order in which they are received.

Notes to Statement of Assets and Liabilities

Note 1 – Organization and Business

Calculation of Net Asset Value, page 88

12.
Comment:                     Please revise your next amendment to include more fulsome disclosure in your footnotes regarding how you calculate NAV when the Futures Contract of the Fund closes at its daily price fluctuation limit for the day, similar to the disclosure included on page 51 under ‘Calculating NAV.’

Response:
The following has been added after the fourteenth paragraph under the caption "Note 1 – Organization and Business":

When a Bitcoin Futures Contract has closed at its daily price fluctuation limit, that limit price will be the daily settlement price that the CME publishes. The Fund will use the published settlement price to price its Shares on that day. If the CME halted trading in Bitcoin Futures Contracts for other reasons, including if trading were halted for an entire trading day or several trading days, the Fund would value its Bitcoin Futures Contracts by using the settlement price that the CME publishes.

Additionally, attached as Appendix A is a copy of the fact sheet for the Fund. Please contact the undersigned at (202) 312-3331 (tconner@vedderprice.com) or John Sanders at (202) 312-3332 (jsanders@vedderprice.com) with any questions or comments.

Very truly yours, W. Thomas ConnerShareholder

cc:

APPENDIX A

DEFI

Hashdex Bitcoin Futures ETF

Trading Details

Ticker	DEFI
CUSIP	88166A805
Exchange	NYSE Arca

Fund Details

Inception Date	TBD
Number of Holdings	TBD
Expense Ratio	0.92%
ISIN	US88166A8053
IIV	DEFIUSIV
Benchmark Index	HDEFI – Hashdex U.S. Bitcoin Futures Fund Benchmark
Options	Not currently available

Holdings

As of 08/17/2022

USA Treasury
5%
Cash
5%
Bitcoin Future
90%

Holdings are subject to change

As of 08/17/2022

Fund Summary

The Hashdex Bitcoin Futures ETF ("Fund") provides access to bitcoin through a cost-effective and regulated exchange-traded fund. Bitcoin allows users to send and receive payments across the world, without needing a centralized authority to guarantee the transactions. Its unique combination of immutability, security, and scarcity is revolutionizing modern-day finance and access to financial services.

The Fund does not invest directly in bitcoin, but provides price exposure to the crypto asset through bitcoin futures contracts. This gives investors the opportunity to capitalize on the cryptocurrency's growth potential, its store of value characteristics, and the prospect of a decentralized future, without the complexities of self custody.

About the Strategy

The Hashdex Bitcoin Futures ETF uses bitcoin futures contracts to provide investors access to the world's first and largest cryptocurrency, without the complexities of holding the cryptocurrency directly. The Fund is a commodity pool that trades on the NYSE Arca exchange under the symbol DEFI. Its investment objective is for NAV changes to reflect the daily changes of the price of bitcoin. In addition to bitcoin futures contracts, DEFI can invest in cash and cash equivalents. Because the Fund's investment objective is to track the price of bitcoin by investing in futures contracts, changes in the price of the DEFI shares will vary from changes in the spot price of bitcoin. The Fund does not invest directly in bitcoin.

Performance

Quarter end returns as of 08/17/2022

	YTD	1 Mo	3 Mo	6 Mo	1 Yr	3 Yr	Since Inception
Market Price	0	0	0	0	0	0	0
Fund Nav	0	0	0	0	0	0	0
Benchmark	0	0	0	0	0	0	0

The performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost and current performance may be lower or higher than the performance quoted. For the most recent month-end performance, please visit the Fund's website at http://hashdex-etfs.com. The market price is the final price at which a security is traded on a given trading day. Net Asset Value (NAV) is value per share on a specific date or time. Returns less than one year are cumulative.

Because the Fund will invest primarily in BITCOIN futures contracts and other derivative instruments based on the price of BITCOIN, an investment in the Fund will subject the investor to the risks of the BITCOIN market, and this could result in substantial fluctuations in the price of the Fund's shares.

DEFI // Hashdex Bitcoin Futures ETF

Fund Description

The Fund is a commodity pool that issues Shares that may be purchased and sold on NYSE Arca. The Fund's investment objective is for changes in the Shares' NAV to reflect the daily changes of the price of the Benchmark, less expenses from the Fund's operations. Under normal market conditions, the Fund invests in Benchmark Component Futures Contracts and cash and cash equivalents. Because the Fund's investment objective is to track the price of the Benchmark by investing in Benchmark Futures Contracts rather than bitcoin, changes in the price of the Shares will vary from changes in the spot price of bitcoin.

The Fund will invest in BTC Contracts and MBT Contracts to the extent necessary to achieve maximum exposure to the bitcoin futures market. Because the Fund's investment objective is to track the price of the Benchmark by investing in Benchmark Futures Contracts rather than bitcoin, changes in the price of the Shares will vary from changes in the spot price of bitcoin.

The Fund employs Foreside Fund Services, LLC as the Distributor for the Fund. The Distribution Services Agreement among the Distributor, the Sponsor, and the Trust calls for the Distributor to work with the Custodian in connection with the receipt and processing of orders for Creation Baskets and Redemption Baskets and the review and approval of all Fund sales literature and advertising material. The Distributor's principal business address is Three Canal Plaza, Suite 100, Portland, Maine 04101. The Distributor is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of FINRA.

The Fund is a series of the Teucrium Commodity Trust (the "Trust"). The sponsor to the Fund is Teucrium Trading, LLC (the "Sponsor"), which receives a management fee. The Sponsor is registered as a commodity pool operator ("CPO") and a commodity trading adviser ("CTA") with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). Hashdex Asset Management Ltd. ("Hashdex") will serve as the Fund's Digital Asset Adviser and will assist the Sponsor and Marketing Agents with research and investment analysis regarding bitcoin and bitcoin markets for use in the marketing of the Fund. Hashdex will also provide the Fund with marketing services including, but not limited to, branding, the issuance of press releases, preparation of website data content, holding promotional webinars and engaging in promotional activities through social media outlets.

Hashdex has no responsibility for the investment or management of the Fund's investment portfolio or for the overall performance or operation of the Fund.

For more information pertaining to the relationship of companies involved in the Fund please read the prospectus.

Bitcoin Risks

Bitcoin and bitcoin futures are a relatively new asset class and the market for bitcoin is subject to rapid changes and uncertainty. Bitcoin and bitcoin futures are subject to unique and substantial risks, including significant price volatility and lack of liquidity. The value of an investment in the ETF could decline significantly and without warning, including to zero.

You should be prepared to lose your entire investment. The ETF does not invest directly in or hold bitcoin. The price and performance of bitcoin futures should be expected to differ from the current "spot" price of bitcoin. These differences could be significant. Bitcoin futures are subject to margin requirements, collateral requirements and other limits that may prevent the ETF from achieving its objective. Margin requirements for futures and costs associated with rolling (buying and selling) futures may have a negative impact on the fund's performance and its ability to achieve its investment objective. Bitcoin is largely unregulated and bitcoin investments may be more susceptible to fraud and manipulation than more regulated investments. Bitcoin and bitcoin futures are subject to rapid price swings, including as a result of actions and statements by influencers and the media.

Futures Risk

Commodities and futures investing is generally volatile and risky which may not be suitable for all investors. Futures may be affected by **Backwardation:** a market condition in which a futures price is lower in the distant delivery months than in the near delivery months. As a result, the fund may benefit because it would be selling more expensive contracts and buying less expensive ones on an ongoing basis; and **Contango**: A condition in which distant delivery prices for futures exceeds spot prices, often due to costs of storing and inuring the underlying commodity. Opposite of backwardation. As a result, the Fund's total return may be lower than might otherwise be the case because it would be selling less expensive contracts and buying more expensive one.

- Commodities and futures generally are volatile, and instruments whose underlying investments include commodities and futures are not suitable for all investors.
- **This material must be preceded or accompanied by a prospectus. Please read the prospectus carefully before investing. To obtain a current prospectus visit the link below: http://hashdex-etfs.com**
- The Fund is a commodity pool regulated by the Commodity Futures Trading Commission.
- The Fund, which is an ETP, is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.
- Because the Fund will invest primarily in BITCOIN futures contracts and other derivative instruments based on the price of BITCOIN, an investment in the Fund will subject the investor to the risks of the BITCOIN market, and this could result in substantial fluctuations in the price of the Fund's shares.
- Shares of the Fund are not insured by the Federal Deposit Insurance Corporation ("FDIC"), may lose value and have no bank guarantee.
- Unlike mutual funds, the Fund generally will not distribute dividends to its shareholders. Investors may choose to use the Fund as a means of investing indirectly in bitcoin, and there are risks involved in such investments.
- This material is not an offer or solicitation of any kind to buy or sell any securities outside of the United States of America.

Definitions:

- The Benchmark is HDEFI – HASHDEX U.S. BITCOIN FUTURES FUND BENCHMARK, the average of the closing settlement prices for the first to expire and second to expire Bitcoin Futures Contracts listed on the CME. The index is calculated and disseminated by ICE DATA INDICES, LLC.